                                                                    Exhibit 99.4

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Our audits of the consolidated financial statements referred to in our report dated January 24, 2003, except for certain information contained in notes 3 and 20, as to which the date is April 4, 2003, relating to the consolidated financial statements of Gerdau AmeriSteel Corporation, included audits of the Schedule of Differences Between Canadian and United States Generally Accepted Accounting Principles presented under Exhibit 99.3 of this Form 40-F. In our opinion, the information presented in the schedule is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orlando, Florida
January 24, 2003